CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, BC  V6C 3P1

www.creamminerals.com

TSX Venture Exchange Symbol: CMA
October 18, 2010	U.S. 20-F Registration: 000-29870
OTC BB: CRMXF
Frankfurt Stock Exchange: DFL

CREAM MINERALS LIMITED MAILS DIRECTORS' CIRCULAR AND ADVISES

SHAREHOLDERS TO TAKE NO ACTION AT THIS TIME

Vancouver, BC – October 18, 2010 - Cream Minerals Ltd. (TSX-V - CMA) ("Cream") announces that it has mailed its directors' circular (the "Directors' Circular") in response to the offer from Endeavour Silver Corp. ("Endeavour") to Cream shareholders to purchase all of the issued and outstanding shares of Cream (the "Cream Shares") for $0.12 per Cream Share.

The Directors' Circular contains no recommendation of the Cream board of directors (the "Board") as to whether Cream shareholders should accept or reject the Endeavour offer, but asks Cream’s shareholders to defer making a decision until there is further communication from the Board in a supplemental directors' circular, which will be sent to shareholders at least seven days before the scheduled expiry date of the Endeavour offer.

In response to the Endeavour offer, an independent committee of the Board (the "Independent Committee") was constituted and given the mandate to review and consider the Endeavour offer and to develop and review alternatives to it that would maximize value for Cream and its shareholders.  The Independent Committee, with the assistance of Capital West Partners, is soliciting offers for strategic transactions involving Cream, and is engaged in discussions with interested parties.  The directors do not believe that they will be in a position to make a recommendation to Cream’s shareholders in respect of the Endeavour offer until they have concluded those discussions and assessed the Endeavour offer against any alternative transactions that may result from those discussions.

The Endeavour offer is currently open until November 9, 2010, and there is no need for Cream shareholders to do anything immediately.

Cream advises shareholders to TAKE NO ACTION in response to the Endeavour offer at this time and NOT TO TENDER their Cream Shares to the Endeavour offer.

For further information, please contact:

Frank A. Lang, BA, MA, P.Eng.

Chairman

Michael E. O'Connor

President & CEO

Robert Paul
Investor Relations

Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400

Email: info@creamminerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This release contains forward-looking statements and information within the meaning of applicable Canadian securities laws and the "safe harbor'' provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. All statements in this release, other than statements of historical fact, that reference the offer by Endeavour and the process to be followed by the Board and the Independent Committee with the assistance of advisors are forward-looking statements. Although Cream believes that the expectations expressed in such forward-looking statements are reasonable, there is no assurance that developments beyond its control will not result in Cream's expectations regarding such matters proving to be incorrect. Factors that could cause its expectations about the proposed takeover bid and the process to be followed by Cream to be inaccurate include the possibility that other potential offers will emerge that will require an adjustment to the process, and that the Board or Independent Committee will be unable for any reason to follow or complete the process as envisioned.